ACTION BY UNANIMOUS WRITTEN CONSENT OF THE MANAGING MEMBERS OF ESPANITA TEQUILA COMPANY, LLC

The undersigned, constituting all the Managing Members (the "***Managers***") of ESPANITA TEQUILA COMPANY, LLC, a Wyoming limited liability company (the "***Company***"), pursuant to the Company's Operating Agreement dated January 15th, 2020 and the applicable provisions of Wyoming law, adopt the following resolutions by written consent:

CROWDFUNDING FINANCING APPROVAL

WHEREAS, the Managers have determined that it is in the best interests of the Company to extend an "Early Bird" discount of 20%, which reduces the purchase price of the Company's Preferred Membership Units (the "**Units**") from $2.50 per Unit to $2.00 per Unit and to apply this 'Early Bird" discount to $1,500,000.00 raised in the Company's offering under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder, as amended (the "**Offering**"), which is conducted on Wefunder Portal LLC (the "**Portal**").

WHEREAS, after careful consideration, the Managers have determined to authorize an issuance of the additional 75,000 of the Company's Preferred Membership Units to sell these Units under Early Bird terms in the Offering.

NOW, THEREFORE, BE IT RESOLVED, that these Units are approved in all respects.

RESOLVED FURTHER, that the officers of the Company are authorized and directed, for and on behalf of the Company, to amend the Subscription Agreement as necessary to reflect the extension of Early Bird terms and to sell the Units pursuant to the Subscription Agreement in accordance with its terms and conditions.

RESOLVED FURTHER, that the officers of the Company are authorized and directed, for and on behalf of the Company, to execute and deliver the Units and Subscription Agreement, and any and all other agreements, certificates or documents required or contemplated by any of the Units or Subscription Agreement or deemed necessary or appropriate in connection therewith, and to take all actions deemed necessary or appropriate to cause the Company's obligations thereunder to be performed.

RESOLVED FURTHER, in connection with and in furtherance of the transactions contemplated by the Units, that the officers of the Company are authorized and directed, for and on behalf of the Company, to negotiate or otherwise cause such additions, modifications, amendments or deletions to be made to any of the Units or Subscription Agreements, and such other agreements, certificates or documents, as any such officer may approve, and the execution and delivery thereof by any officer of the Company shall be deemed conclusive evidence of the approval of any such addition, modification, amendment or deletion.

RESOLVED FURTHER, that the Units shall be offered, sold and issued in reliance on any applicable exemption from registration provided by the Securities Act of 1933, as amended, and any applicable exemption under applicable state blue sky laws, and that the officers of the Company are authorized and directed, for and on behalf of the Company, to execute and file any forms, certificates, notices or other documents that are necessary or appropriate pursuant to federal or state securities laws.

OMNIBUS RESOLUTIONS:

RESOLVED, that the officers of the Company are authorized and directed, for and on behalf of the Company, to make such filings and applications, to execute and deliver such documents and instruments, and to do such acts and things as any such officer deems necessary or appropriate in order to implement the foregoing resolutions.

This Action by Written Consent shall be filed with the minutes of the proceedings of the Managing Members of the Company.

The undersigned have executed this Action by Written Consent as of the date set forth under his or her name below. Any copy, facsimile, PDF or other reliable reproduction of this Action by Written Consent may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile, PDF or other reproduction be a complete reproduction of the entire original writing.

Manager:

[*Signature*]

M. Wilson

SPIRITED VENTURES I, LLC

Managing Member

April 14, 2023

Date